UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                             NIGHTHAWK SYSTEMS, INC.
             ------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities)


                                   65410x-104
             ------------------------------------------------------
                                 (CUSIP Number)


    Tomas Revesz; Infrastructura Espacial S.A. de C.V.; Best Intel Inc.; and
    ------------------------------------------------------------------------
                          Star Marketing Service, Inc.
                          ----------------------------

         Tomas Revesz, 1306 Shasta, McAllen, Texas 78504, (956) 668-8212
         ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 30, 2004
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  65410x-104
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


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         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only)

                  Tomas, Revesz, Infrastructura, S.A. de C.V., Best Intel, Inc., and Star Marketing Service, Inc.

                  (a). Best Intel, Inc. Tax Id. No.: 74-3016137
                  (b). Star Marketing Service, Inc. Tax Id. No.:74-2608916
                  (c). Infrastructura Espacial, S.A. de C.V. Not Applicable

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         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)      [_]
                  (b)      [X]

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         3.       SEC Use Only

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         4.       Source of Funds (See Instructions) PF/AF

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         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)   [_]

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         6.       Citizenship or Place of Organization:

                  (a). Tomas Revesz - United States Citizen (Dual)
                  (b). Best Intel, Inc. - U.S. (Texas Corporation)
                  (c). Star Marketing Service, Inc. - U.S. (Texas Corporation)
                  (d). Infrastructura Espacial, S.A. de C.V. - Mexico (Mexican
                       Corporation)

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NUMBER OF SHARES     7  SOLE VOTING POWER         4,001,894
BENEFICIALLY OWNED   -----------------------------------------------------------
BY EACH REPORTING    8  SHARED VOTING POWER          -0-
PERSON WITH          -----------------------------------------------------------
                     9  SOLE DISPOSITIVE POWER    4,001,894
                     -----------------------------------------------------------
                     10 SHARED DISPOSITIVE POWER     -0-
                     -----------------------------------------------------------

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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  (a). Tomas Revesz - 2,938,143 (73.4%) Sole power to vote and dispose.

                  (b). Best Intel, Inc. - 9,810 (.2%) Sole power to vote and dispose.

                  (c). Star Marketing Service, Inc. - 4,905 (.1%) Sole power to vote and dispose.

                  (d). Infrastructura Espacial, S.A. de C.V. - 1,049,036
                       (26.2%) Sole power to vote and dispose.

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                                       2

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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)

                  [_]

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         13.      Percent of Class Represented by Amount in Row (11)

                  11.69%

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         14.      Type of Reporting Person (See Instructions):

                  (a). Tomas Revesz - IN
                  (b). Best Intel, Inc. - CO
                  (c). Star Marketing Service, Inc. - CO
                  (d). Infrastructura Espacial, S.A. de C.V. - CO

1.       Security and Issuer.
         Common Stock of Nighthawk Systems, Inc.
         10715 Gulfdale, Suite 200
         San Antonio, TX 78216

2.       Identity and Background.
         a.       Name:  Tomas Revesz
         b.       Address: 1306 Shasta, McAllen, Texas 78504

                  Best Intel, Inc.
                  1306 Shasta
                  McAllen, Texas 78504

                  Star Marketing Service, Inc.
                  1306 Shasta
                  McAllen, Texas 78504

                  Infrastructura Espacial S.A. de C.V.
                  Presidente Masearik No. 61
                  Second Floor
                  Mexico City, Federal District, Mexico 11260

         c. Tomas Revesz is the President of Best Intel, Inc., Star Marketing Service, Inc. and Infrastructura Espacial S.A. de C.V., each at the addresses identified above.

         d.       No convictions.

         e. Not subject to any judicial or administrative judgments with respect to any federal or state securities laws.

         f.       United States(Dual).

3. Source and Amount of Funds or Other Consideration.

         Mr. Revesz directly beneficially own a total of 81,000 shares of common stock. These shares are what is left of a direct $100,000.00 investment into Nighthawk Systems, Inc. He also has a right to acquire shares pursuant to a purchase warrant that he acquired as part of the $100,000 investment. The precise number of shares available for exercise is not known at this time because it will depend on the price of the stock for the ten day period prior to exercise. The formula calls for the exercise price to be 50% of the average closing price for the ten trading days prior to the exercise. Using a recent ten day average of $0.14, the number of shares that could be acquired through exercise of the warrants would be 2,857,143. This warrant expires on March 31, 2005.

         Mr. Revesz Mexican Company Infrastructura Espacial, S.A. de C.V. directly beneficially owns 5,000 shares which were purchased on the open market. Infrastructura Espacial, S.A. de C.V. also directly beneficially owns an additional 250,000 shares as a result of a conversion of $50,000 in debt owed to it by Nighthawk Systems, Inc. Infrastructura Espacial, S.A. de C.V. also directly beneficially owns 25,000 shares originally acquired directly from Nighthawk Systems, Inc. as a use of funds fee. This company also directly beneficially owns 19,036 shares that were earned as interest due on a promissory note entered into with Nighthawk Systems. Infrastructura Espacial, S.A. de C.V. has also entered into a convertible note with Nighthawk Systems, Inc. for $150,000 which is set to convert at a price of $.20 per share, for a total of 750,000 shares. This conversion has not yet been exercised.

         Mr. Revesz Texas company Best Intel, Inc. directly beneficially owns 9,810 shares which were earned as interest due on a promissory note entered into with Nighthawk Systems.

         Mr. Revesz other Texas company Star Marketing, Inc. directly beneficially owns 4,905 shares which were earned as interest due on a promissory note entered into with Nighthawk Systems.

         In summary, Mr. Revesz directly beneficially own 81,000 shares and he has the right to purchase a warrant for 2,857,143 shares which expires on March 31, 2005. His company Infrastructura Espacial, S.A. de C.V. directly beneficially owns 304,036 shares, and has the right to exercise a convertible note for a total of 750,000 shares. His company Best Intel, Inc. directly beneficially owns 9,810 shares, and his other company Star Marketing, Inc. directly beneficially owns 4,905 shares. Thus, the total number of shares for which he and related parties (my companies) beneficially own is 4,001,894.

4. Purpose of Transaction.

         The purpose of the transaction regarding the 81,000 shares Mr. Revesz directly beneficially own was his direct investment of $100,000.00 into Nighthawk Systems.

         The purpose of the transaction regarding the 2,857,143 shares Mr. Revesz has the right to purchase through the exercise of a warrant was in consideration of a loan made to Nighthawk Systems, Inc.

         The purpose of the transaction regarding the 5,000 shares directly beneficially owned by Mr. Revesz Mexican company Infrastructura Espacial S.A. de C.V. was to acquire these shares for investment purposes.

         The purpose of the transaction regarding the right to convert $150,000.00 of debt, at $.20 share, owed to Infrastructura Espacial S.A. de C.V. by Nighthawk Systems, was for Nighthawk Systems to provide Infrastructura Espacial a further incentive to renew and extend a note of $210,000.00.

         The purpose of the transaction regarding the conversion of $50,000.00 of debt into 250,000 shares of common stock at a rate of $.20 a share, was to reduce the amount owed by Nighthawk Systems, Inc. to Infrastructura Espacial S.A. de C.C. on the aforementioned $210,000.00 note by $50,000.00.

         The purpose of the transaction regarding the 25,000 shares directly beneficially owned by Infrastructura Espacial S.A. de C.V. was to receive a use of funds fee from Night Hawk Systems, Inc.

         The purpose of the transaction regarding the 19,036 shares directly beneficially owned by Infrastructura Espacial S.A. de C.V. was to earn interest on the promissory note between Nighthawk Systems, Inc. and Infrastructura Espacial S.A. de C.V.

         The purpose of the transaction regarding the 9,810 shares directly beneficially owned by Best Intel, Inc. was to earn interest on the promissory note between Nighthawk Systems, Inc. and Best Intel, Inc.

         The purpose of the transaction regarding the 4,905 shares directly beneficially owned by Star Marketing, Inc. was to earn interest on the promissory note between Nighthawk Systems, Inc. and Star Marketing, Inc.

5. Interest in Securities of the Issuer.

         (a) 4,001,894 aggregate shares of common stock, or 11.7% of the outstanding common stock of Nighthawk based on 30,597,408 outstanding shares as of September 30, 2004. This amount includes 2,857,143 shares that may be purchased pursuant to a warrant which expires on March 31, 2005, and 750,000 shares that may be acquired through the exercise of $150,000.00 on a convertible note.

                  Mr. Revesz directly and beneficially own 81,000 shares and he has the right to an additional 2,857,143 shares, based on the formula applied to recent prices, that may be purchased pursuant to a warrant which expires on March 31, 2005.

                  Mr. Revesz Mexican company Infrastructura Espacial, S.A. de C.V. directly owns 299,036 shares and has the right to an additional 750,000 shares as a result of a convertible note between Infrastructura and Nighthawk.

                  Mr. Revesz Texas company Best Intel Inc. directly and beneficially owns 9,810 shares.

                  Mr. Revesz Texas company Star Marketing Inc. directly and beneficially owns 4,905 shares.


                  (b)      Tomas Revesz
                           Sole power to vote: 81,000  shares
                           Sole power to dispose: 81,000 shares.
                           There is no shared power to dispose or direct the disposition.

                           Infrastructura Espacial, S.A. de C.V.
                           Sole power to vote: 299,036 shares
                           Sole power to dispose: 299,036 shares.
                           There is no shared power to dispose or direct the disposition.

                           Best Intel Inc.
                           Sole power to vote: 9,810  shares
                           Sole power to dispose: 9,810 shares.
                           There is no shared power to dispose or direct the disposition.

                           Star Marketing Service Inc.
                           Sole power to vote: 4,905  shares
                           Sole power to dispose: 4,905 shares.
                           There is no shared power to dispose or direct the disposition.


         (c) Of the 299,036 shares of common stock that Infrastructura Espacial S.A. de C.V. owns directly, it received 250,000 shares as the result of converting a portion of debt owed to it by Nighthawk, at its election, into common stock in a Conversion Agreement dated August 30, 2004. The shares were converted at a price of $0.20 per share.

         (d)      None.

         (e)      None.


6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Mr. Revesz has purchased a warrant for $200,000 which if exercised would result in the acquisition of 2,857,143 shares.

         Mr. Revesz company Infrastructura Espacial S.A. de C.V. has the right under a promissory note entered into with Nighthawk to convert $150,000 in debt of this note, at $.20 a share. If Infrastructura Espacial S.A. de C.V. converted this note, it would acquire 750,000 additional shares in Nighthawk.

7.       Material to be Filed as Exhibits (1.)

         (a) Original Promissory Note in the amount of $200,000 between Tomas Revesz and Nighthawk, dated May 13, 2003
         (b) Original Promissory Note in the amount of $50,000 between Tomas Revesz and Nighthawk, dated May 13, 2003
         (c) Original Promissory Note in the amount of $150,000 between Tomas Revesz and Nighthawk, dated May 13, 2003

----------------------------------

         (1)
         Copies of the original exhibits may be obtained by contacting either Randall A. Pulman or Freddie Longoria with Pulman, Bresnahan, & Pullen, LLP at 210-222-9494.



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


          (d)  First Renewed Promissory Note between Infrastructura Espacial
               S.A. and Nighthawk, dated April 14, 2004 on $200,000 debt.
          (e)  Second Renewed Promissory Note between Infrastructura Espacial
               S.A. and Nighthawk, dated August 3, 2004
          (f) First Renewed Promissory Note between Star Marketing Services Inc. and Nighthawk, dated April 14, 2004 in the amount of $50,000.
          (g) Second Renewed Promissory Note between Star Marketing Services Inc. and Nighthawk, dated August 3, 2004 in the amount of $55,000.
          (h)  Warrant for $200,000 in the name of Tomas Revesz
          (i) Security Agreement between Nighthawk and Infrastructura Espacial S.A. de C.V. regarding $200,000 debt.
          (j) Notice of Written Election to Convert a Portion of the Principal Balance of Promissory Note dated August 5, 2004.
          (k) Security Agreement between Star Marketing Service Inc. and NightHawk securing $50,000 debt.
          (l) First Renewal of $150,000 Promissory Note and assigning the note to Best Intel, Inc.
          (m) Second Renewal of $150,000 Note from Nighthawk to Best Intel, Inc. dated August 3, 2004.
          (n) Security Agreement between Best Intel Inc. and Nighthawk securing $150,000 debt.
          (o) Assignment of Note from Tomas Revesz to Best Intel Inc. in the Amount of $150,000 dated April 14, 2004.
          (p) Assignment of Note from Tomas Revesz to Star Marketing Services Inc. in the Amount of $50,000 dated April 14, 2004.
          (q) Assignment of Note from Tomas Revesz to Infrastructura Espacial S.A. de C.V. in the Amount of $200,000 dated April 14, 2004.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 5, 2005

                          Signature: /S/ Tomas Revesz
                                     ---------------------------------------
                                     Tomas Revesz, Individually,
                                     And as President of
                                     Infrastructura  Espacial S.A. de
                                     C.V., Star Marketing Services, Inc.,
                                     and Best Intel Inc.

















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